Exhibit 99.1

Resolution on Dividend Payment

On May 11, 2018 at the Board of Directors’ meeting, POSCO resolved to pay the 1st quarter dividend for fiscal year 2018 as follows:

Declaration of the 1st Quarter Dividend for Fiscal Year 2018

Cash Dividend per Share (KRW)	1,500
Dividend Yield (%)	0.4
Record Date	March 31, 2018
Proposed Dividend Payment Date	May 31, 2018
Total Amount of the 1st Quarter Dividend (KRW)	119,999,511,000